SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May, 2008

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

LAURENCE POUNTNEY HILL,

LONDON, EC4R 0HH, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.    Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

NOTIFICATION OF TRANSACTIONS OF DIRECTORS / PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1.	Name of the issuer

Prudential plc

2.	State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2R; (ii) a disclosure made in accordance LR 9.8.6R(1); or (iii) a disclosure made in accordance with section 793 of the Companies Act (2006)

(i) Nick Prettejohn, Sir David Clementi, Michael Garrett, Clark Manning, Michael McLintock, Kathleen O’Donovan, Mark Tucker, Andrew Turnbull, Barry Stowe

(ii) Peter Maynard, John Foley, Priscilla Vacassin, Stephen Whitehead

3.	Name of person discharging managerial responsibilities/director

As above

4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

Claire Prettejohn – wife of Nick Prettejohn

5.	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

Notification relates to the persons named in 3 and 4 above

6.	Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of 5p each

7.	Name of registered shareholder(s) and, if more than one, the number of shares held by each of them

Nick Prettejohn – shares held in the Trust in the name of BWCI Trust Company Limited

Nick and Claire Prettejohn – in own name

Sir David Clementi – shares held in the name of Frank Nominees Limited at Kleinwort UK Limited

Michael Garrett – in own name

Clark Manning – in own name

Clark Manning – shares held in the Trust in the name of BWCI Trust Company Limited

Michael McLintock – shares held in the Trust in the name of BWCI Trust Company Limited

Kathleen O’Donovan – in own name

Mark Tucker – in own name

Mark Tucker – shares held in the Trust in the name of BWCI Trust Company Limited

Andrew Turnbull – in own name

Barry Stowe – shares held in the Trust in the name of BWCI Trust Company Limited

Peter Maynard – in own name

Peter Maynard – shares held in the Trust in the name of BWCI Trust Company Limited

John Foley – shares held in the Trust in the name of BWCI Trust Company Limited

John Foley – in own name

Priscilla Vacassin – shares held in the Trust in the name of BWCI Trust Company Limited

Stephen Whitehead – shares held in the Trust in the name of BWCI Trust Company Limited

8.	State the nature of the transaction

Scrip Dividend on ordinary shares of Prudential plc – see section 9

9.	Number of shares, debentures or financial instruments relating to shares acquired

Nick Prettejohn

915 Ordinary shares (914 shares for the Director and 1 share for his spouse)

1,148 ordinary shares acquired in respect of shares held in Trust under the Directors Deferred Share Award under the Prudential Annual Incentive Plan

Sir David Clementi

937 ordinary shares in respect of the shares held with Frank Nominees Limited

Michael Garrett

14 ordinary shares

Clark Manning

485 ordinary shares

477 ordinary shares acquired in respect of shares held in Trust under the Directors Deferred Share Award under the Prudential Annual Incentive Plan

Michael McLintock

5,075 ordinary shares acquired in respect of shares held in Trust under the Directors Deferred Share Award under the Prudential Annual Incentive Plan

Kathleen O’Donovan

220 ordinary shares

Mark Tucker

1,739 ordinary shares

3,439 ordinary shares acquired in respect of shares held in Trust under the Directors Deferred Share Award under the Prudential Annual Incentive Plan

Andrew Turnbull

122 ordinary shares

Barry Stowe

750 ordinary shares acquired in respect of shares held in Trust under the Directors Deferred Share Award under the Prudential Annual Incentive Plan

Peter Maynard

574 ordinary shares

1,230 ordinary shares acquired in respect of shares held in Trust under the Directors Deferred Share Award under the Prudential Annual Incentive Plan

John Foley

653 ordinary shares

5,488 ordinary shares acquired in respect of shares held in Trust under the Directors Deferred Share Award under the PruCap Deferred Share Award

Priscilla Vacassin

1,281 ordinary shares acquired in respect of shares held in Trust under the Directors Deferred Share Award under the Prudential Annual Incentive Plan

Stephen Whitehead

375 ordinary shares acquired in respect of shares held in Trust under the Directors Deferred Share Award under the Prudential Annual Incentive Plan

10.	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

Nick Prettejohn Less than 0.00009%

Sir David Clementi Less than 0.00004%

Michael Garrett Less than 0.0000006%

Clark Manning Less than0.00004%

Michael McLintock Less than 0.0003%

Kathleen O’Donovan Less than 0.000009%

Mark Tucker Less than 0.0003%

Andrew Turnbull Less than 0.000005%

Barry Stowe Less than 0.00004%

Peter Maynard Less than 0.00008%

John Foley Less than 0.0003%

Priscilla Vacassin Less than 0.00006%

Stephen Whitehead Less than 0.00002%

11.	Number of shares, debentures or financial instruments relating to shares disposed

N/A

12.	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13.	Price per share or value of transaction

6.642p

14.	Date and place of transaction

20 May 2008, London

15.	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

Nick Prettejohn 727,564 (less than 0.03%)

Sir David Clementi 52,492 (less than 0.003%)

Michael Garrett 22,872 (less than 0.001%)

Clark Manning 1,035,092 (less than 0.05%)

Michael McLintock 665,784 (less than 0.03%)

Kathleen O’Donovan 15,023 (less than 0.0007%)

Mark Tucker 1,544,748 (less than 0.07%)

Andrew Turnbull 6,708 (less than 0.0003%)

Barry Stowe 428,520 (less than 0.02%)

Peter Maynard 382,673 (less than 0.02%)

John Foley 336,076 (less than 0.02%)

Priscilla Vacassin 423,315 (less than 0.02%)

Stephen Whitehead 85,780 (less than 0.004%)

16.	Date issuer informed of transaction

20 May 2008, London

18.	Date of grant

N/A

19.	Period during which or date on which it can be exercised

N/A

20.	Total amount paid (if any) for grant of the option

N/A

21.	Description of shares or debentures involved (class and number)

N/A

22.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A

23.	Total number of shares or debentures over which options held following notification

N/A

24.	Any additional information

N/A

25.	Name of contact and telephone number for queries

Emma Jacobs, Shareholder Services Administrator, 020 7548 3931

Name of duly authorised officer of issuer responsible for making notification

Susan Henderson, Deputy Company Secretary, 0207 548 3805

Date of notification

20 May 2008, London

Prudential plc is not affiliated in any manner with Prudential Financial Inc, a company whose principal place of business is in the United States of America

Notes: This form is intended for use by an issuer to make an RIS notification required by DR 3.3.

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2)	An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

END

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 20, 2008

PRUDENTIAL PUBLIC LIMITED COMPANY

By:	/s/ SUSAN HENDERSON
Susan Henderson
Deputy Group Secretary